David S. Hunt email: dh@hunt-pc.com	The Hunt Law Corporation A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

May 13, 2005

Kelly McCusker

Cicely Luckey

Charito A. Mittelman, Esq.

Peggy Kim, Esq.

Securities And Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Registration Statement on Form 10SB

Filed March 30, 2005

File No. 0-51230

Dear Mses. McCusker, Luckey, Mittelman and Kim:

We are submitting our first amended Registration Statement on Form 10SB/A. In order to expedite your review of the filings, we are pleased to provide the following itemized responses to your comments. Note that bold/underlined text throughout this response letter reflects a majority, but not all of the specific language that was added to the Form 10SB/A No.1. To further aid your review a black-lined copy is being submitted:

General

1.

Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refilling a new form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all comments have been addressed.

Our present intention is not to withdraw. We recognize that we will be subject to the reporting requirements under section 13(a) of the Securities Exchange Act of 1934 60 days after our filing date. We intend to continue to cooperate with your review of our filing until all comments have been addressed.

2.

It appears on your website, in the section entitled, “Investment Opportunities,” that you may be offering securities to potential investors with your statement: ‘[p]lease review the Castle Arch Real Estate Investment Company Business Plan and Private Placement Memorandum for associated details, risks and other disclosures, or contact investor relations…” Under “SEC Filings,” you also state: “[p]lease contact Investor relations for details pertaining to the above and associated descriptions of current offerings.” Under section 5 of the Securities Act of 1933, all offerings of securities must be registered with the Commission unless they fall within an applicable exemption from registration. We are not aware of any exemption applicable to your offering. Please note that placing any offering materials on a website accessible to the public generally constitutes a general solicitation for purposes of Regulation D of the Securities Act of 1933. While it appears that you have designed the website so that the general public cannot view more specific information about investing in the company or participating in any ongoing private placement, investors who access your website are immediately solicited in the above referenced headings to consider investing in your company. Please remove the unregistered offering from the website or tell us how the offering is consistent with Section 5 of the Securities Act. Refer to section C.2. Online Private Offerings under Regulation D; Interpretive Release of Use of Electronic Media, Securities Act Release No. 33-7856 (Apr. 28, 2000). Please also provide us with hard copies of the screen shots from the password-protected site.

We have removed the following from our website: ‘[p]lease review the Castle Arch Real Estate Investment Company Business Plan and Private Placement Memorandum for associated details, risks and other disclosures, or contact investor relations…” In addition, under “SEC Filings,” we have also removed: “[p]lease contact Investor relations for details pertaining to the above and associated descriptions of current offerings.”

3.

In this regard, we not the issuance of securities since May 2004 in your Recent Sales of Unregistered Securities Transaction section. Please tell us whether those purchases were found through your website, and if so, tell us how you determined the transactions constituted private offerings under Section 4(2) given that it appears that the investment opportunity was offered to the general public on your website. In addition, tell us how you determined that the investors were accredited or financially sophisticated given that your registration procedure appears to require only a name and address to gain access to more specific offering information.

Since our inception, no purchases were found through our website. In addition, as stated in our response to comment number 3, the problematic language has been removed.

4.

Please address the following comments regarding your website:

a.   In the “About” section, provide supplemental support for the statement that ‘industry experts” have identified the skills and relationships of your management team as a “significant competitive advantage.” You should mark the relevant portions of any material provided for our review.

b.  In the “Mission” section, tell us how your capitalization structure is “unique” such that it enhances your ability to acquire, develop, manage, and sell high value real estate properties.

c.  With respect to the “success story” section, please provide supplemental support for the growth rate and other value appreciation quotes on the property developments overseen by Robert Geringer.

d.  In general, please provide supplemental support or revise your website to delete statements that imply that an investment in your company guarantees excellent or secure returns and minimal investment risk. For example, we note statements boasting “excellent returns that are predicted to significantly increase in value…” and quotes from officers and board members emphasizing the potential for high returns on an investment in your company. It does not appear to be appropriate to make these statements given that you are a development stage company.

Note that we have included additional comments to the website as they relate to disclosure in the Form 10 in the following pages of this comment letter we may have further comment.

We are in the process of removing this language from our website.

Risk Factors---Beginning on Page 2

Need for substantial additional funds

5.

Expand to discuss more specifically your current need for additional funds in light of your plan to complete the purchase of the two large properties in Fresno County, the two supplemental properties in the same area, and your need to fund the increase in employment compensation for 2005.

We have modified this risk factor to read as follows:

We currently need additional funds to complete the purchase of the several large properties in Fresno County and to fund increased employment compensation for 2005. Our cash requirements may vary or increase materially from those now planned because of attractive real estate purchase opportunities and unexpected costs or delays in connection with land improvement, changes in the direction of our business strategy, competition, governmental requirements, and other factors. Adequate funds for these purposes may not be available when needed or on acceptable terms.

The majority of the members and their affiliates have significant influence over us-- Page 5.

6.

Revise to disclose that management holds over 80% of your outstanding common units.

The risk factor has been revised to disclose that our management holds over 80% of our outstanding common units.

The success of our company depends on the continuing efforts…page 5

7.

Expand to identify your key personnel. In addition, we note from disclosure in your document and on your website that your management personnel is involved in numerous other projects, including similar real estate ventures, outside of their management role with your company that may require a significant amount of their time. Consider discussing the risk that your management team may fail to divide their time efficiency in operating your company given their outside obligations. We note that your management team is require to devote only as much time to your operations a they, in their sole discretion, deem necessary in carrying or your operations effectively.

We have modified this risk factor to read as follows:

The success of our company depends on the continuing contributions of our key personnel. We have a skilled management team to seek out properties to finance, purchase, entitle, and resale. However, members of our management team are required to devote only as much time to our operations a they, in their sole discretion, deem necessary in carrying or our operations effectively. Any or all of the members of our management team, including Robert Geringer, Kirby D. Cochran and Jeff Austin and Douglas Child, may fail to divide their time efficiency in operating our business given their outside obligations. In addition, we do not have agreements with any of our management team that hinder their ability to work elsewhere or quit at will and, thus, any executive officer or key employee may terminate his or her relationship with us at any time with no more than one week’s notice.

The ability of our member to control our policies…page 6

8.

Please expand the second bullet point to disclose what amendments to your Operating agreement require the two thirds membership vote and how the voting structure impacts your operations specifically.

The second bullet point, which is now the first bullet point, has been modified to clarify that our chief executive officer holds a large amount of power and can be removed only by a 70% supermajority in interest vote of the members. It now reads as follows:

Super-Majority member vote required to approve amendments to the operating agreement.    Amendments to our operating agreement must be approved by the affirmative vote of members holding at least 70% of our outstanding common units, voting together as a single class. These voting requirements may make amendments to our operating agreement that members believe desirable more difficult to effect. For instance, under our current operating agreement, our chief executive officer is entitled to appoint and terminate other executives, a function typically reserved for directors. Our chief executive officer may only be removed by the vote of a 70% supermajority of our members.

Business

9.

We note that you plan to purchase and develop two properties. Please describe the material events or specific steps required in order to begin to generate revenues, the material risks, conditions or contingencies to the achievement of those events or steps, the funds needed to implement each such step and a timetable for the commencement of each proposed activity.

We have expanded the disclosures substantially to describe the material steps required in order to begin to generate revenues. We have also included the material risks, primarily the costs of delays, that are conditions or contingencies to the achievement of those steps. We also discuss general costs and time necessary to complete each step.

10.

Please describe your policy with respect to borrowing and leveraging.

Our current model is to fund projects from paid in capital and joint ventures with third parties. Thus, to supplement our existing disclosures, we now state, “In some cases, we also intend to fund projects though joint ventures with third parties. However, during our growth phase, we do not currently intend to fund projects through borrowing or leveraging.”

11.

Expand the first paragraph to describe the “other strategic and joint venture opportunities’ you may consider. In that regard, clearly identify your investment objective including the criteria used in evaluating proposed investment whether your investment objective are subject to change, and if so, how these changes will be implemented. In that regard, we note on your website statements indicting that you are currently actively planning, researching and visiting parcels of land as large as thousands of acres in size.

The “joint venture opportunities” have been deleted from the paragraph in question but are referenced in Item I. Our intended joint ventures primarily involve securing funding from investment funds and other investors.   As for our evaluation criteria, etc., we now state that,

“Each of our officers is regularly searching for land development opportunities.  Once land is identified, the officers, lead by Messrs. Geringer and Cochran evaluate the potential investment projects on the basis of acquisition costs, estimated improvement costs and time to complete the project. The investment objectives are subject to change in the sole discretion of our management based on our financial position and the condition of the real estate market as assessed by our management.”

12.

Briefly describe the basis for each of the competitive advantages you mention in the bullet points on page 7.

•

Ability to raise capital: Messrs. Cochran and Geringer have headed up a number of projects that required the entrepreneurial skill of bringing investors together for a common purpose.

•

~~Projected potential return of 8% or more to investors~~: removed

•

Upside return potential from land development: As opposed to equity investment in business operations. Our management believes that because of the finite supply of land, its near indestructibility and population growth trends make land and its development to be a competitive advantage.

•

Diversification in many real estate segments:  diversification reduces the risk that a sharp decrease in the value of a single segment will destroy all or most of our investment portfolio’s value.

•

Hedge to economic cycles: Based on management’s belief that land value and economic cycles (tracked closely by stock markets) often do not coincide. Such was generally observed trend during the last recession.

•

Secured asset transactions: In the future, we may present loan opportunities to our members for specific projects. Loan proceeds may be secured by land purchased by the company.

•

~~Positive cash flows while receiving tax benefits~~: removed.

13.

In the third bullet point on page 7, clarify, if true, that the 8% potential return on investment mentioned represents a dividend payable to preferred unit holders and does not apply to common unit holders.

The third bullet point on page 7 has been removed.

14.

At the top of page 8, clarify what it means to have “secured purchase rights’ on the properties in Fresno and disclose in this section the amounts paid on the closing price of the properties to date. Please revise to state, if true, that you do not currently own any properties. Further, please file the property contracts as exhibits to your next amendment.

We have amended the disclosure to clarify that we have secured purchase rights through a purchase option contract and in connection with that option contract have paid earnest money on two properties in Fresno County, California. We already state that “we have not actually purchased either property and currently do not own any land.”

We are aware of Regulation SB, Item 601(10) requiring “Any contract for the purchase or sale of any property, plant or equipment for a consideration exceeding 15 percent of such assets of the small business issuer” should be disclosed.  However, as of May 12, 2005 we have no actual purchase contracts. We take the position that option contracts to purchase land fit outside of Item 601(10) disclosure requirement and may be misleading especially where we anticipate that many of our purchase option contracts will expire unexercised. Consistent with that, we expand our disclosure to state that: We anticipate that we will demand a refund of purchase money on a majority of our purchase option contracts due to foreseeable entitlement difficulties discovered and assessed by our management per their review of potential projects subsequent to executing option agreements.

15.

Please disclose why the two additional properties you plan to acquire are intended to “supplement” the two parcels to which you have already acquired rights. Is the acquisition of the two additional properties a condition to the successful purchase, development, and sale of the two larger parcels.

We have removed the “supplement” language. The acquisition of the two additional properties was not a condition to the successful purchase, development, and sale of the two larger parcels.

16.

Please also briefly describe the terms of the purchase contract, including the amounts due to date the review periods mentioned in footnote L of your financial statements and any closing conditions; will you pay the balance prior to or after securing entitlement?

We now state that “In most cases, the land must be fully purchased prior to the completion of the entitlement process.” Please refer to our response to comment #14. In the event you take the position that we must disclose details of our option contracts, we are concerned that disclosing prices would hinder our ability to maximize profits as potential purchasers could determine our specific profit margins and exploit them.

17.

Please disclose the basis for your 6-18 month estimate or entitlement of the two smaller properties and the 12 to 24 month estimates for the larger properties, including why the range for the estimates are so wide. Disclose also when you began the entitlement process for the two larger parcels and when you expect to complete that process. Have you encountered any regulatory restrictions or problems in gaining approval on development plans to date?  We note that much of California’s Central Valley is zoned for agricultural purposes which may impact your ability to acquire approval on the development of land for other purposes in the area.

As for our time estimates, we now state that:

Entitlements for these smaller parcels are typically received much more quickly than for larger parcels. The range in estimated time of completion of the entitlement process is because the environmental impact, such as schools, cities, transportation, cultural resources, health, utilities, fire, and parks, is generally proportionally less significant.  We estimate that these relatively smaller parcels can be entitled in 6 to 18 months depending on the site. However, this estimation is based on the judgment of management and not based on any representations by a governmental agency.

As for regulatory restrictions or problems, we now state that:

We have encountered no significant or unexpected regulatory restrictions or problems in gaining approval on development plans to date. However, the approximately 12 month range in estimated completion time takes into account restrictions and problems.

As for the Central Valley’s agricultural nature, and per your comment No. 9, we now state that:

In the case of the Fresno properties, the entitlement process is potentially more expensive and time consuming because of its location in the Central Valley of California, which is the center of California’s several billion dollar annual farm economy. Our management believes that there are patterns of resistance among groups who wish to curb the building development growth in the area to preserve the farmland.

18.

In the second paragraph on page 8, expand to disclose, if known, a more specific location for the properties you intend to acquire as part of your expansion model. Will you continue to purchase land in the Central Valley?

Our current focus remains investment in properties “located primarily in the Western United States” as stated. However, we have added that: “much of our current emphasis is on properties located throughout the states of California and Utah.”

19.

Please revise the disclosure to clarify whether revenues from the purchase and sale of the four properties will be sufficient to generate net income for the company. Alternatively, please omit the reference in the last sentence of the second paragraph related to projected net profits.

We have replaced references to a profit with “revenue” and added disclosures to state that:

We believe that revenues from the purchase and sale of the four properties will be sufficient to generate net income for the us based on our expected profits and our current expenses, however, those net revenues are, at minimum, several years away.

Marketing

20.

Expand to describe further your management contacts, including how these contacts were made, the number of contacts you are referring to, and how the contacts are maintained. Are the contacts affiliated with each other? Clarify also whether your contacts are actually your customers or potential customers and provide information required by Item 101(c)(1)(vii).

As for contacts, we now we now supplement our statement that “we do not intend to market properties to the general public” by stating that:

Currently, our management intends to sell improved property directly through buyers that they locate through contacts rather than commission based brokers. Our management team’s contacts include hundreds of past and present as well as future anticipated business associates and friends. In some case the contacts may be affiliated with each other or members of our management team.

We do not wish to be subject to Regulation SK or its Item 101(c)(1)(vii), but nevertheless do not believe that the contacts will be customers.

21.

According to your website, it appears that the Centrifuge Group will play an active role in the marketing of your business, and/or will serve as partners in your ventures. Please add disclosures describing this relationship or advise. Please also file any material agreements with the Centrifuge Group as exhibits and revise other applicable section of your Form 10 to reflect your relationship with and/or financial commitment to this entity.

The Centrifuge Group assisted us with the creation of our website, but we have severed ties with them and therefore, they will not play an active role in the marketing of our business, and we do not anticipate them serving as partners in our ventures. References to the Centrifuge Group have been deleted from our website.

Competition

22.

Expand to discuss your competitive position in the particular markets you target, for example, in the Fresno County region specifically.

Per your suggestion, we now state that:

For example, in the Central Valley of California where our first several projects are located, resistance among groups who wish to curb the building development growth in the area to preserve the farmland may be more easily offset by larger firms with more resources that can afford larger and perhaps more skilled professional teams to respond to regulatory issues or organizational interference.

Governmental and Environmental Regulation—page 8

23.

Please expand the last sentence in this section to explain the “potential remediation expenditures” and the ‘certain indemnity obligations you reference here.

We have deleted the language regarding potential remediation expenditures (relating to environmental contamination) and the certain indemnity obligations.

Financial Information

24.

Delete the reference to the Private Securities Litigation Reform Act of 1995 since it does not apply to issuers who are not subject to the reporting requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934. Refer to Section 21E(a)(1) of the Securities Exchange Act of 1934.

We have deleted the reference to the Private Securities Litigation Reform Act of 1995.

Management’s Discussion and Analysis, Financial Condition, page 10

25.

Please update in accordance with Rule 3-12(a) of Regulation S-X.

The financial statements will be updated to include the period ended March 31, 2005.

26.

Please clarify how you have complied with the disclosure requirements under Item 303(a)(5) of Regulation S-K as it relate to the Company’s contractual obligations and purchase obligations. Also what consideration was given to providing information regarding the Company’s liquidity and capital resources as it relates to the purchase contracts to close on the Firebaugh and Coalinga properties? Reference is made to Item 303(a)(1) and (2) of Regulation S-K.

We “have not had revenues from operations in each of the last two fiscal years, or the last fiscal year and any interim period in the current fiscal year for which financial statements are furnished in the disclosure document” and therefore, pursuant to Regulation SB, we are providing the information in paragraphs (a) and (c) of Regulation SB, Item 303. We believe that we have complied with those disclosure requirements.

27.

In addition, discuss liquidity in terms of two smaller additional properties you will acquire to “supplement” the two larger facilities.

We have removed the “supplement” language. Please otherwise refer to our response to comment #26.

28.

The Company discusses its need to raise additional funds in order to close on the two properties which it is attempting to entitle, of which you have entered contracts to purchase. How does the company plan to raise the additional funds, and what is the expected period of time that it will take to do so? In addition, how do you expect to fund the purchase of the two supplemental properties?

Per our expanded disclosures in response to your comment #10, we intend to fund the purchase of our properties from additional equity raises and joint ventures.

29.

As a related matter, you should expand to discuss the additional capital raised since December 31, 2004 as mentioned in footnote 5 of your financial statements. Will this amount be applied to the purchase of the Fresno County properties? We note your statement that you will need to raise at least an additional $9 million to close on those properties that you estimate, on page 8, will total $12.7 million. Discuss under what circumstances you might be required to pay more than $12.7 million and how you will finance such an increase.

Our existing disclosure that “as of March 24, 2005, we had cash and cash equivalents of $2,341,332” includes the post December 31, 2004 capital raise. The funding of any properties will be from capital raises and joint ventures.

The purchase price under the purchase option contracts is not variable. Thus, there are no foreseeable circumstances where we might be required to pay more than $12.7 million and we will not need to finance such an increase.

30.

Clarify in the second paragraph under the Financial Condition section that your executive compensation totals represent a change, or trend, in your compensation arrangements from 2004 totals. For example, we note that compensation for all executives totaled $119,084 for the period April 15, 2004 through December 31, 2004 and that two of your officers will now earn $25,000 per month while two others earn $15,000 per month. How do you plan to fund these compensations packages in light of your land purchase contract commitments?

We now state that:

Our recent executive compensation totals represent a compensation increase trend in our compensation arrangements from 2004 totals.

We intend to fund these compensation packages out of cash on hand. We intend for our land purchase contract commitments to be funded by remaining cash on hand, additional capital raises and joint ventures.

Security Ownership of Certain Beneficial Owners and Management—Page 11

31.

Disclose the class of preferred securities held by the executive officer and directors i.e., series A or Series B. If the preferred shares are convertible into commons shares or other voting shares within 60 days you should revise the table to include those shares. Refer to rule 13d-3(d)(1) of the Exchange Act.

We now state in footnote 1 that:

Our preferred shares are not convertible into commons shares or other voting shares.

Directors and Executive Officer—Page 12

32.

Please revise your disclosures to state the term of office for each director and executive officer. See Item 401 of Regulation S-K. In addition, revise this section to include the information required by Item 401(e) of regulation S-K. Please ensure that the information provided is consistent with that found on your website regarding your management team and in relation to other development in a separate section of your website. Tell us the basis or any statements related to prior projects headed by your management team that have resulted in significant returns or delete the referenced on your website.

We have expanded the disclosure to meet the requirements of Regulation SB Item 401(a) which mirror the requirements of Regulation SK Item 401(e). The biographical information was inadvertently not included in the initial filing.

We have deleted statements related to prior projects headed by our management team that have resulted in significant returns.

Executive Compensation

33.

Please expand the footnotes to clarify that the salary totals in the table include a base salary and reimbursement for expenses, specifying the allocations for each officer in 2004.

We now state in footnote 5 that:

Each of our executive officers receives $2,000 per month toward reimbursement for expenses. These expenses are reflected in the total 2004 salary totals.

Long-Term Incentive Plan Awards/Employment Agreements

34.

Please revise the second paragraph of this section to specify the current monthly salary total for each identified officer, including the amounts designated to cover reimbursement of expenses. Specify also the details of the severance packages mentioned.

We now supplement our disclosure to state that:

Under the consulting agreements, Messrs. Cochran and Geringer are entitled to $25,000 per month, respectively, in compensation. Messrs. Child and Austin are entitled to $15,000 per month each. In addition to their base compensation, each of our officers receives a monthly $2,000 fee for reimbursement of expenses.

The reference to severance has been deleted.

35.

Please expand to disclose that the consulting agreements may be terminated at will with one week notice.

We state in the first bullet point that the officers are servings “an at will term that may be terminated with one week notice by the executive or the company”

Certain Relationships and Related Transactions

36.

On page 14 please describe with specificity how the activities and transactions of each officer and director outside of their role with the company pose conflict of interest pursuant to Item 404 of regulation S-K rather than to state generally that they may engage in activities or transactions that conflict with your interest. For example, we note on your website that your CEO is a managing member of two other real estate and holding companies. Have you engaged in any transactions/joint ventures with any of these companies? Provide detailed information for each individual officer or director and the related activities they are engaged in.

Pursuant to Regulation SB, Item 404, we believe that we have adequately described transactions during the last two years, or proposed transactions, to which we were or are to be a party, in which any of our officers had or are to have a direct or indirect material interest.

Recent Sales of Unregistered Securities—Page 15

37.

Please expand to state the facts relied upon in claiming the 4(2) exemptions for each series of transactions.

We have expanded our disclosure to add facts identical, or substantially similar, to the following:

We believe that this sale of securities did not involve a public offering on the basis that each investor is an accredited investor as defined in Rule 501 of Regulation D and because we provided each of our investors with a private placement memorandum disclosing items set out in Rule 501 and 506 of Regulation D.

And;

We believe that this sale of securities did not involve a public offering because it involved the issuance of a relatively small amount of our securities to a limited number of individuals with whom we already had a relationship.

Description of Registrant’s Securities to be Registered Securities—Page 16

38.

Please include a summary of the operating agreement and the right of members. For example:

a.  Please briefly describe the provisions of the governing instrument with respect to the holding of annual or special meetings of the security holders.

b.  Please describe the vote required to take action.

c. Please describe the approval process for new members to be admitted and the pre-emptive rights of existing members. Refer to Section 2.4 of the operating agreement.

d. Please describe security holders’ access to the list of members and voting lists and the right to inspect your books and records.

e. Please describe any provision of your governing documents that have the effect of delaying, deferring, or preventing a change in control; we not your disclosure on page 6.

f. Please discuss the limited liability of members;

g. Please describe capital accounts, distributions and return on investments.

h.  Please describe the assignment and transfer of units and withdrawal.

We have expanded the section entitled “Description of Registrant’s Securities to be Registered” to include a summary of the operating agreement and the right of members.

39.

We note that new Unit members are subject to approval from a group of existing members owning over 70% of Membership Units. Please expand to describe in detail the mechanics of the approval process on potential purchasers of your common or preferred units. For example, at what point in the approval process will you issue stock to the purchaser? How long will the process take? Will you collect cash for the purchase prior to obtaining approval and how long will you hold that cash pending the approval. What happens if the potential purchaser is not approved for membership? Will that person continue as a common or preferred unit holder without membership Unit rights? And if so, discuss the distinctions in rights and/or obligations between non-member common or preferred unit holders and Member Unit holders. We note the allocation of profits and losses to “Members” as compared to non-managing members or holders of preferred or common units as described in footnote A to your financial statements.

We now state our policy that:

New members may be admitted upon the affirmative, written approval of our chief executive officer or our board of directors. Capital contributions tendered directly to us by prospective members not accepted by the chief executive officer or our board of directors will be not be accepted and immediately returned to the prospective member.

40.

Please disclose the term of the limited liability company. Section 11.1 of the operating agreement states that the company may be dissolved in July 1, 2021.

We now state that:

We shall be dissolved on July 1, 2021 as such date may be extended by action of the chief executive officer for up to ten (10) additional years or by action the chief executive officer.

Series A Preferred Units, page 17

41.

Expand your description of Series A Preferred units to discuss the preferential liquidation rights as described in your Operating Agreement.

We now disclose that:

Holders of series A member units have liquidation preferences over our common units and other subsequent series of preferred units. The result is that in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of record of series A preferred member units shall be entitled to recover their investment prior and in preference to any distribution of any of our assets or surplus funds to the holders of our common units and other subsequently issued preferred units.

We make similar disclosures regarding series B and series C preferred per our Amended Operating Agreement.

42.

Please revise to clarify the ranking or priority among the classes of preferred units.

In addition to our response to comment #42, we now state that:

Each series of preferred stock has preference to any other subsequently issued preferred units.

We are prepared to address further comments to this filing, if necessary.  Thank you for your assistance in the registration process.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Castle Arch Real Estate Investment Company, L.L.C.